SCHEDULE 13D

Amendment No. 3
Information International Incorporated
common stock
Cusip # 456740109
Filing Fee: No


Cusip # 456740109
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	468,605
Item 8:	None
Item 9:	468,605
Item 10:	None
Item 11:	658,276
Item 13:	27.36%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	(No change)

Item 2.	Identity and Background.

	Item 2 is amended as follows:


	On August 2, 1995 the Integrity Fund ("Integrity") transferred its shares to the FMR Corp. account. See Item 5 below.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended by adding the following:

	On August 2, 1995 FMR Corp., as a shareholder, received
94,600 Shares into its account through the above mentioned transfer.

Item 4.	Purpose of Transaction.

	(No change)

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended by adding the following:

	On August 2, 1995 Integrity transferred its shares to the FMR Corp. account. FMR Corp. received the 94,600 Shares into its account through the above mentioned transfer. FMR Corp. has sole power to vote and to dispose of those 94,600 Shares.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Item 6 is amended by adding the following:

	See Item 5 above.

Item 7.	Material to be Filed as Exhibits.

	(No change)

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	September 8, 1995	By	/s/Arthur
Loring
	Arthur Loring
	Attorney-in-Fact



SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
25 Lovat Lane		Officer-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, V.P., &
Secretary	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.